Exhibit 99.5

INNEOVA HOLDINGS LIMITED AND SUBSIDIARIES

DIRECTORS’ REPORT

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2024

INNEOVA Holdings Limited (Nasdaq: INEO, “INNEOVA Holdings”) is a leading Singapore-based provider of high-quality Original Equipment Manufacturer (“OEM”), third-party branded and in-house branded replacement parts for motor vehicles and non-vehicle combustion engines and system lifecycle analysis and engineering services for infrastructure and mobility platforms.

The directors are pleased to present this directors’ report, along with the accompanying consolidated balance sheets of INNEOVA Holdings Limited and Subsidiaries (collectively referred to as the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2024 and the related notes to the financial statements and schedule (collectively referred to as the “financial statements”), in conformity with accounting principles generally accepted in the United States of America.

Business Overview

INNEOVA Holdings

INNEOVA Holdings Limited (Nasdaq: INEO, “INNEOVA Holdings”) is a leading Singapore-based provider of high-quality Original Equipment Manufacturer (“OEM”), third-party branded and in-house branded replacement parts for motor vehicles and non-vehicle combustion engines and system lifecycle analysis and engineering services for infrastructure and mobility platforms.

INNEOVA Automotive Division: We provide an extensive range of genuine OEM and aftermarket parts for passenger vehicles, trucks, and buses. Our offerings include parts from manufacturers’ brands, trusted third-party labels, and our in-house brands.

INNEOVA Industrial Division: Catering to industries like construction, marine, power generation, mining, and transportation, we offer specialized spare parts focusing on filtration systems, lubricants, batteries, and internal combustion engine components.

INNEOVA Engineering Division: We provide system lifecycle analysis and engineering services for infrastructure and mobility platforms to generate innovative and sustainable solutions for maximum uptime and optimal total cost of ownership for our customers. Driven by uptime, delivered through expertise.

1.	Opinion of the directors

In the opinion of the directors,

a.	the consolidated financial statements of the Company are drawn up so as to give a true and fair view of the financial position of the Company as at December 31, 2024, and of the consolidated financial performance, consolidated changes in equity and consolidated cash flows of the Company for the financial year ended on that date; and

b.	at the date of this statement, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

2.	Directors

The directors of the Company in office at the date of this report are:

Executive Directors:

Neo Chin Heng

Neo Chin Aik

Independent Directors:

Han Yee Yen (Audit Committee Chair)

Koh Chin Chye (Nomination Committee Chair)

Wong Gang (Compensation Committee Chair)

3.	Arrangements to enable directors to acquire ordinary shares or debentures

Neither at the end of the financial year nor at any time during the year was the Company a party to any arrangements whose object are, or one of whose objects is, to enable the directors of the Company to acquire benefits by means of the acquisition of ordinary shares in, or debentures of, the Company or any other body corporate.

4.	Directors’ interest in ordinary shares or debentures

The directors of the Company who held office at the end of the financial year had an interest in the ordinary shares or debentures of the Company and its related corporations are as follows:

	Number of Ordinary shares Shareholdings registered in their own names		Number of Ordinary shares Shareholdings registered in deemed interest

Name of directors	At January 1, 2024	At December 31, 2024	At January 1, 2024	At December 31, 2024

Neo Chin Heng	-	-	2,139,750	1,977,250
Neo Chin Aik	-	-	2,139,750	1,977,250
Han Yee Yen	-	-	-	-
Koh Chin Chye	-	-	-	-
Wong Gang	-	-	-	-

All directors are deemed to have interests in the ordinary shares held by the Company in its wholly owned subsidiaries.

5.	Business Review and Outlook

INNEOVA Holdings reported revenues of $58.3 million for the financial year ended December 31, 2024, with a balanced revenue mix between its On-Highway Business (44.1%) and Off-Highway Business (55.7%). Barring any unforeseen circumstances, the Company expects the business outlook to remain the same.

In recent developments, the Company announced in April 2025 that it changed its name from SAG Holdings Limited to INNEOVA Holdings Limited and changed its Nasdaq trading symbol from SAG to INEO. The name change was part of the Company’s comprehensive rebranding — the Company adopted the INNEOVA brand globally, reflecting its enhanced focus on engineering excellence and innovative solutions and as part of the Company’s transformation strategy.

Also in April of 2025, the Company completed the acquisition of Singapore-based engineering solutions provider INNEOVA Engineering. The acquisition of INNEOVA Engineering was undertaken to extend INNEOVA Holdings’ capabilities beyond its existing INNEOVA Automotive and INNEOVA Industrial divisions, which currently specialize in the distribution of on-highway and off-highway spare parts, consumables, and combustion engines. With the addition of INNEOVA Engineering, we believe that the Company is now positioned to accelerate its diversification into offering a comprehensive, full-chain solution—from critical components supply to customized engineering and systems integration. This strategic expansion will allow INNEOVA Holdings to serve a broader spectrum of industries with deeper, end-to-end value creation.

Safe Harbor Statement

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the ability to integrate and grow recently acquired businesses as anticipated or at all, and other factors discussed in the “Risk Factors” section of our documents filed with the SEC. Any forward-looking statements contained in this report speak only as of the date hereof, and INNEOVA Holdings Limited specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

6.	Share options

There were no share options granted during the financial year to subscribe for unissued ordinary shares of the Company. There were no ordinary shares issued during the financial year by virtue of the exercise of options to take up unissued ordinary shares of the Company. There were no unissued ordinary shares of the Company under option at the end of the financial year.

On behalf of the Board of Directors

Neo Chin Heng	Neo Chin Aik
Director	Director
August 6, 2025

INDEX TO INNEOVA HOLDINGS LIMITED AND SUBSIDIARIES AUDITED CONSOLIDATED FINANCIAL STATEMENTS

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Shareholders and Board of Directors of

INNEOVA HOLDINGS LIMITED AND SUBSIDIARIES

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of INNEOVA Holdings Limited and Subsidiaries (collectively referred to as the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2024 and the related notes to the financial statements and schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ Audit Alliance LLP

Singapore

We have served as the Company’s auditor since 2022.

Singapore, May 14, 2025

PCAOB ID Number 3487

F-2

INNEOVA HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Currency expressed in United States Dollars (“US$”))

	As of December 31,
	2024	2023
	$’000	$’000
		(restated)

ASSETS
Current assets:
Cash and cash equivalents	1,746	690
Restricted cash	298	297
Accounts receivable, net	13,154	14,550
Inventories	18,103	18,959
Amounts due from related parties	-	63
Deposits, prepayments and other receivables	3,480	3,039

Total current assets	36,781	37,598

Non-current assets:
Property and equipment, net	1,380	830
Right-of-use assets, net	308	628
Accounts receivable, net	1,123	-

Total non-current assets	2,811	1,458

TOTAL ASSETS	39,592	39,056

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	4,631	4,649
Customer deposits	5,446	3,971
Amounts due to related parties	57	9,308
Bank borrowings	17,968	15,786
Lease liabilities	365	422
Income tax payable	145	314

Total current liabilities	28,612	34,450

Long-term liabilities:
Bank borrowings	1,887	991
Lease liabilities	180	525
Deferred tax liabilities	38	39

Total long-term liabilities	2,105	1,555

TOTAL LIABILITIES	30,717	36,005

Shareholders’ equity
Ordinary share, par value US$0.0005 per share, 200,000,000 shares authorized, 9,875,000 ordinary shares and 9,000,000 ordinary shares issued and outstanding as of December 31, 2024 and 2023, respectively	5	5
Additional paid-in capital	7,183	1,241
Accumulated other comprehensive loss	(127)	(1)
Retained earnings	1,814	1,806

Total shareholders’ equity	8,875	3,051

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	39,592	39,056

See accompanying notes to consolidated financial statements.

F-3

INNEOVA HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Currency expressed in United States Dollars (“US$”))

	Financial Years Ended December 31,
	2024	2023	2022
	$’000	$’000	$’000
		(restated)	(restated)

Revenues, net	58,333	59,521	51,445

Cost of revenue	(47,408)	(48,611)	(42,165)

Gross profit	10,925	10,910	9,280

Operating cost and expenses:
Selling and distribution	(1,632)	(1,423)	(1,692)
General and administrative	(8,509)	(6,959)	(5,978)

Total operating cost and expenses	(10,141)	(8,382)	(7,670)

Profit from operations	784	2,528	1,610

Other income (expense):
Interest income	10	2	2
Interest expense	(1,252)	(1,033)	(634)
Government grant	68	74	79
Loss on disposal of plant and equipment	(2)	-	-
Foreign exchange gain, net	307	151	586
Other income	202	182	209

Total other (expense) income, net	(667)	(624)	242

Income before income taxes	117	1,904	1,852

Income tax expense	(109)	(275)	(325)

NET INCOME	8	1,629	1,527

Other comprehensive (loss) income:
Foreign currency translation adjustment	(126)	71	18

COMPREHENSIVE (LOSS) INCOME	(118)	1,700	1,545

Net income per share
Basic and Diluted	0.0008	0.18	0.16

Weighted average number of Ordinary Shares outstanding
Basic and Diluted (’000)	9,875	9,000	9,000

See accompanying notes to consolidated financial statements.

F-4

INNEOVA HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	Ordinary Shares
	No. of shares	Amount	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings (restated)	Total shareholders’ equity attributable to the equity holder of the Company (restated)	Non-controlling interest (restated)	Total shareholders’ equity (restated)
	’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Balance as of January 1, 2022	9,000	5	1,241	(90)	130	1,286	-	1,286

Dividends declared to the former shareholders	-	-	-	-	(1,480)	(1,480)	-	(1,480)
Foreign currency translation adjustment	-	-	-	18	-	18	-	18
Net income for the year	-	-	-	-	1,527	1,527	-	1,527

Balance as of December 31, 2022	9,000	5	1,241	(72)	177	1,351	-	1,351

Foreign currency translation adjustment	-	-	-	71	-	71	-	71

Net income for the year	-	-	-	-	1,629	1,629	-	1,629

Balance as of December 31, 2023	9,000	5	1,241	(1)	1,806	3,051	-	3,051
Foreign currency translation adjustment	-	-	-	(126)	-	(126)	-	(126)
Issuance of new shares	875	*	5,942	-		5,942	-	5,942
Net income for the year	-			-	8	8	-	8

Balance as of December 31, 2024	9,875	5	7,183	(127)	1,814	8,875	-	8,875

*	These are related to the figures which are immaterial.

See accompanying notes to consolidated financial statements.

F-5

INNEOVA HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Currency expressed in United States Dollars (“US$”))

	Financial Years Ended December 31,
	2024	2023	2022
	$’000	$’000	$’000

Cash flows from operating activities:
Net income	8	1,629	1,527
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	223	129	157
Depreciation of right-of-use assets	350	342	99
Provision for impairment for estimated credit loss	907	251	182
Provision for impairment for inventories	11	231	62

Change in operating assets and liabilities:
Accounts receivable	(632)	1,701	(4,104)
Inventories	844	(5)	(3,517)
Deposits, prepayments, and other receivables	(441)	428	(1,077)
Accounts payable and accrued liabilities	(18)	(455)	3,120
Balances with related parties	-	(2,450)	-
Customer deposits	1,474	(156)	1,219
Income tax (payable) refund	(59)	(31)	276

Net cash provided by (used in) operating activities	2,667	1,614	(2,056)

Cash flows from investing activity:
Purchase of property and equipment	(774)	(455)	(283)

Net cash used in investing activity	(774)	(455)	(283)

Cash flows from financing activities:
Proceeds (Repayment) from bank borrowings, net	3,079	(1,275)	2,321
Proceeds from issuance of new shares	5,942	-	-
Repayment of balance with related parties	(9,187)	-	-
Repayment of lease liabilities	(402)	(272)	(182)

Net cash (used in) provided by financing activities	(568)	(1,547)	2,139

Effect on exchange rate change on cash, cash equivalents and restricted cash	(268)	88	30

Net change in cash, cash equivalent and restricted cash	1,057	(300)	(170)

BEGINNING OF YEAR	987	1,287	1,457

END OF YEAR	2,044	987	1,287

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	337	375	57
Cash paid for interest	1,252	1,033	634

See accompanying notes to consolidated financial statements.

F-6

NOTE－1 BUSINESS OVERVIEW AND BASIS OF PRESENTATION

INNEOVA Holdings Limited (formerly known SAG Holdings Limited) (the “Company” or “INNEOVA”) is incorporated in the Cayman Islands on February 14, 2022 under the Companies Act (as revised) as an exempted company with limited liability. The Company was established under the laws of Cayman Islands on February 14, 2022, with authorized share of 100,000,000 ordinary shares of par value US$0.001 each. On January 5, 2024, the Company amended its memorandum of association to effect a 1:2 forward stock split and to change the authorized share capital to $100,000 divided into 200,000,000 ordinary shares, of a par value of $0.0005 each.

INNEOVA, through its subsidiaries is mainly engaged in the sale and distribution of the automotive and industrial spare parts with operations primarily based out of Singapore, and global sales primarily generated from the Middle East and Malaysia. The Company has over 40 years of experience in supplying genuine and aftermarket spare parts to on-highway applications. Over the years, the Company has extended to supply the products to off-highway applications in the marine, energy, mining, construction, agriculture, and oil and gas industries. The business is comprised of On-Highway Business serving the automotive sector and Off-Highway Business primarily servicing the marine, energy, mining, construction, agriculture, and oil and gas sectors.

Description of subsidiaries incorporated and controlled by the Company

Name	Background	Effective ownership

INNEOVA Group Limited (formerly known as SAG Investments Limited) (“INNEOVA Group”)	● British Virgin Islands company ● Incorporated on November 17, 2021 ● Issued and outstanding 1,000 ordinary shares for US$1,000 ● Investment holding ● Provision of investment holding	100% owned by INNEOVA

INNEOVA Industrial Pte. Ltd. (formerly known as Filtec Private Limited) (“INNEOVA Industrial”)

● Singaporean company

● Incorporated on September 1, 1999

● Issued and outstanding 650,000 ordinary shares for SGD650,000

● Manufacturing and repair of separation or mixing equipment and general wholesale trade

100% owned by INNEOVA Group

INNEOVA Automotive Pte. Ltd. (formerly known as Spare-Parts Zone Pte. Ltd.) (“INNEOVA Automotive”)

● Singaporean company

● Incorporated on January 3, 1995

● Issued and outstanding 1,000,000 ordinary shares for SGD1,000,000

● Supply a wide range of automotive spare parts and lubricants genuine and aftermarket spare parts for use in passenger and commercial on-highway vehicles

100% owned by INNEOVA Group

Autozone Automotive Pte Ltd (“Autozone (S)”)

● Singaporean company

● Incorporated on December 7, 2009

● Issued and outstanding 1,000,000 ordinary shares for SGD1,000,000

● Manufacturing and processing of automotive components or parts assembling re-engineering

100% owned by INNEOVA Automotive

INNEOVA Malaysia Sdn. Bhd (formerly known as Autozone Sdn. Bhd.) (“INNEOVA Malaysia”)	● Malaysian company ● Incorporated on December 17, 2009 ● Issued and outstanding 650,000 ordinary share for MYR650,000 ● Franchising of automotive parts retail	100% owned by Autozone (S)

F-7

Reorganization

Since 2022, the Company completed several transactions for the purposes of a group reorganization, as below:-

On February 14, 2022, Soon Aik Global Pte Ltd (“Soon Aik”) and Celestial Horizon Holdings Limited (“Celestial”) entered into the Acquisition Agreement, pursuant to which Celestial acquired 49 shares of INNEOVA Group (representing approximately 4.9% shareholding interest in INNEOVA Group) from Soon Aik for consideration of $0.8 million. As a term of the acquisition, Soon Aik undertakes to transfer the entire issued share capital of INNEOVA Industrial and INNEOVA Automotive to the INNEOVA Group. Following such transfer, Soon Aik owned 949 shares and the Celestial owned 49 shares, respectively.

On February 17, 2022, INNEOVA Automotive entered into an instrument of transfer and bought and sold note with Soon Aik pursuant to which INNEOVA Automotive transferred its entire legal and beneficial shareholding interest in Auto Saver Pte. Ltd to Soon Aik for nominal consideration.

On September 29, 2022, Soon Aik and INNEOVA Group entered into a sale and purchase agreement pursuant to which Soon Aik transferred its entire shareholding interest in INNEOVA Automotive to INNEOVA Group. The consideration is settled by INNEOVA Group allotting and issuing 1 share to Soon Aik, credited as fully paid.

On September 29, 2022, Soon Aik and INNEOVA Group entered into a sale and purchase agreement pursuant to which Soon Aik transferred the entire issued share capital of INNEOVA Industrial to INNEOVA Group in consideration of the allotment and issue of 1 share in INNEOVA Group to Soon Aik, credited as fully paid.

On September 29, 2022, Celestial, Soon Aik and INNEOVA entered into a reorganization agreement, pursuant to which Soon Aik and Celestial transferred their respective 951 and 49 shares (representing 95.1% and 4.9% shareholding interest in INNEOVA Group, respectively) to INNEOVA. The consideration is settled by INNEOVA issuing 8,915,624 and 459,375 Shares to Soon Aik and Celestial respectively, credited as fully paid.

On January 5, 2024, for purposes of recapitalization in anticipation of the initial public offering, the Company amended its memorandum of association to effect a 1:2 forward stock split and to change the authorized share capital to $100,000 divided into 200,000,000 ordinary shares, of a par value of $0.0005 each. On January 5, 2024 and January 18, 2024, Soon Aik surrendered in aggregate 9,272,250 ordinary shares to the Company. Celestial surrendered in aggregate 477,750 ordinary shares to the Company. Unless otherwise indicated, all references to Ordinary Shares, share data, per share data, and related information have been retroactively adjusted, where applicable, in the Public Offering to reflect the 1:2 forward stock split of our Ordinary Shares on January 5, 2024 and the shares surrendered by our existing shareholders on January 5, 2024 and January 18, 2024 as if they had occurred at the beginning of the earlier period presented.

Prior to a group reorganization, INNEOVA Group was the holding company of a group of companies comprised of INNEOVA Industrial, INNEOVA Automotive, Autozone (S) and INNEOVA Malaysia. INNEOVA Group held as to 95.1% by Soon Aik and 4.9% by Celestial, the latter of which is an independent third party. Upon completion of the reorganization and forward stock split, Soon Aik owns 8,559,000 shares and Celestial owns 441,000 shares of the Company respectively, and INNEOVA Group, INNEOVA Industrial, INNEOVA Automotive, Autozone (S) and INNEOVA Malaysia become directly/indirectly owned subsidiaries.

F-8

During the financial years presented in these consolidated financial statements, the control of the entities has remained under the control of Soon Aik. Accordingly, the combination has been treated as a corporate restructuring (“Reorganization”) of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. The consolidation of INNEOVA and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

NOTE－2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These accompanying consolidated financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying consolidated financial statements and notes.

● Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

● Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the financial years presented. Significant accounting estimates in the period include the allowance for current expected credit losses on accounts and other receivables, impairment loss on inventories, assumptions used in assessing right of use assets and impairment of long-lived assets.

The inputs into the management’s judgments and estimates consider the economic implications of COVID-19 on the Company’s critical and significant accounting estimates. Actual results could differ from these estimates.

● Basis of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company balances and transactions within the Company have been eliminated upon consolidation.

● Foreign Currency Translation and Transaction

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the statement of operations.

The reporting currency of the Company is United States Dollar (“US$”) and the accompanying consolidated financial statements have been expressed in US$. In addition, the Company and subsidiaries are operating in Singapore and Malaysia, maintain their books and record in their local currency, Singapore Dollars (“SGD”) and Malaysian Ringgit (“MYR”), respectively, which is a functional currency as being the primary currency of the economic environment in which their operations are conducted. In general, for consolidation purposes, assets and liabilities of its subsidiaries whose functional currency is not US$ are translated into US$, in accordance with ASC Topic 830-30, Translation of Financial Statement, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the year. The gains and losses resulting from translation of financial statements of foreign subsidiaries are recorded as a separate component of accumulated other comprehensive income within the statements of changes in shareholders’ equity.

F-9

Translation of amounts from SGD into US$ has been made at the following exchange rates for the financial years ended December 31, 2024, 2023 and 2022:

	December 31, 2024	December 31, 2023	December 31, 2022

Year-end SGD:US$ exchange rate	1.3581	1.3434	1.3468
Annual average SGD:US$ exchange rate	1.3342	1.3181	1.3793

Translation of amounts from MYR into SGD has been made at the following exchange rates for the financial years ended December 31, 2024, 2023 and 2022:

	December 31, 2024	December 31, 2023	December 31, 2022

Year-end MYR:SGD exchange rate	0.3038	0.2951	0.2259
Annual average MYR:SGD exchange rate	0.2910	0.2855	0.2277

Translation gains and losses that arise from exchange rate fluctuations from transactions denominated in a currency other than the functional currency are translated, as the case may be, at the rate on the date of the transaction and included in the results of operations as incurred.

● Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash in readily available checking and saving accounts. Cash equivalents consist of highly liquid investments that are readily convertible to cash and that mature within three months or less from the date of purchase. The carrying amounts approximate fair value due to the short maturities of these instruments. The Company maintains most of its bank accounts in Singapore and Malaysia.

● Restricted Cash

Restricted cash held by foreign subsidiaries related to fixed deposits within or more than twelve months that also serve as security and guarantees under the banking facilities.

● Accounts Receivable, net

Accounts receivable include trade accounts due from customers in the sale of products.

Accounts receivable are recorded at the invoiced amount. The Company seeks to maintain strict control over its outstanding receivables to minimize credit risk. Overdue balances are reviewed regularly by senior management. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate, and provides allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all reasonable means of collection have been exhausted and the likelihood of collection is not probable. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary.

The Company does not hold any collateral or other credit enhancements overs its accounts receivable balances.

● Inventories

Inventories are valued at the lower of cost or net realizable value. Cost is determined by the average cost method. The Company records adjustments to its inventory for estimated obsolescence or diminution in net realizable value equal to the difference between the cost of the inventory and the estimated net realizable value. At the point of loss recognition, a new cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

F-10

● Property and Equipment, net

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational and after taking into account their estimated residual values:

Expected useful life
Leasehold building	3 years
Leasehold improvement	3-5 years
Tools and equipment	3-8 years
Furniture, fixtures and fittings	8 years
Office equipment	5-7 years
Computer equipment	3 years
Motor vehicles	5 years

Expenditure for repairs and maintenance is expensed as incurred. When assets have retired or sold, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the results of operations.

● Impairment of Long-Lived Assets

In accordance with the provisions of ASC Topic 360, Impairment or Disposal of Long-Lived Assets, all long-lived assets such as property and equipment owned and held by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to its estimated future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets.

● Revenue Recognition

The Company receives certain portion of its sales of goods from contracts with customers, which are accounted for in accordance with Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”).

ASC 606-10 provided the following overview of how revenue is recognized from the Company’s contracts with customers: The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price – The transaction price is the amount of consideration in a contract to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer.

Step 4: Allocate the transaction price to the performance obligations in the contract – Any entity typically allocates the transaction price to each performance obligation on the basis of the relative standalone selling prices of each distinct good or service promised in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation – An entity recognizes revenue when (or as) it satisfies a performance obligation by transferring a promised good or service to a customer (which is when the customer obtains control of that good or service). The amount of revenue recognized is the amount allocated to the satisfied performance obligation. A performance obligation may be satisfied at a point in time (typically for promises to transfer goods to a customer) or over time (typically for promises to transfer service to a customer).

F-11

The majority of the Company’s income is derived from contracts with customers in the sale of products, and as such, the revenue recognized depicts the transfer of promised goods or services to its customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company considers the terms of the contract and all relevant facts and circumstances when applying this guidance. The Company’s revenue recognition policies are in compliance with ASC 606, as follows:

Product sales consist of a single performance obligation that the Company satisfies at a point in time. The Company recognizes product revenue when the following events have occurred: (a) the Company has transferred physical possession of the products, depending upon the method of distribution and shipping terms set forth in the customer contract, (b) the Company has a present right to payment, (c) the customer has legal title to the products, and (d) the customer bears significant risks and rewards of ownership of the products. Based on the Company’s historical practices and shipping terms specified in the sales agreements and invoices, these criteria are generally met when the products are:

●	Invoices; and
●	Shipped from the Company’s facilities or warehouse (“Ex-works”, which is the Company’s standard shipping term).

For these sales, the Company determines that the customer is able to direct the use of, and obtain substantially all of the benefits from, the products at the time the products are shipped.

The Company records its revenues on product sales, net of good & service taxes (“GST”) upon the services are rendered and the title and risk of loss of products are fully transferred to the customers. The Company is subject to GST which is levied on the majority of the products at the rate of 9% on the invoiced value of sales in Singapore.

Amounts received as prepayment on future products are recorded as customer deposit and recognized as income when the product is shipped.

The Company generally allows a 7-days’ right of return to its customers. For the financial year ended December 31, 2024, 2023 and 2022, the sales returns allowance was approximately $Nil, approximately $6,441 and approximately $721, respectively.

Certain larger customers pay in advance for future shipments. These advance payments totaled approximately $5.4 million and approximately $3.9 million as of December 31, 2024 and 2023, respectively, and are recorded as customer deposits in the accompanying consolidated balance sheets. Revenue related to these advance payments is recognized upon shipment to the distributor or the end-customer.

● Shipping and Handling Costs

No shipping and handling costs are associated with the distribution of the products to the customers which are borne by the Company’s suppliers or distributors during the financial year ended December 31, 2024, 2023 and 2022.

● Sales and Marketing

Sales and marketing expenses include payroll, employee benefits and other headcount-related expenses associated with sales and marketing personnel, and the costs of advertising, promotions, seminars, and other programs. Advertising costs are expensed as incurred. Advertising expense was approximately $5,880, approximately $6,315 and approximately $1,304 for the financial year ended December 31, 2024, 2023 and 2022, respectively.

● Government Grant

A government grant or subsidy is not recognized until there is reasonable assurance that: (a) the enterprise will comply with the conditions attached to the grant; and (b) the grant will be received. When the Company receives government grant or subsidies but the conditions attached to the grants have not been fulfilled, such government subsidies are deferred and recorded under other payables and accrued expenses, and other long-term liability. The classification of short-term or long-term liabilities is dependent on the management’s expectation of when the conditions attached to the grant can be fulfilled.

F-12

● Comprehensive Income (Loss)

ASC Topic 220, Comprehensive Income, establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income as defined includes all changes in equity during a period from non-owner sources. Accumulated other comprehensive income, as presented in the accompanying statement of shareholder’s equity, consists of changes in unrealized gains and losses on foreign currency translation. This comprehensive income is not included in the computation of income tax expense or benefit.

● Income Taxes

Income taxes are determined in accordance with the provisions of ASC Topic 740, Income Taxes (“ASC 740”). ASC 740 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under ASC 740, tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts.

For the financial years ended December 31, 2024, 2023 and 2022, the Company did not have any interest and penalties associated with tax positions. As of December 31, 2024 and 2023, the Company did not have any significant unrecognized uncertain tax positions.

The Company is subject to tax in local and foreign jurisdiction. As a result of its business activities, the Company files tax returns that are subject to examination by the relevant tax authorities.

● Leases

Effective from January 1, 2020, the Company adopted the guidance of ASC 842, Leases, which requires an entity to recognize a right-of-use asset and a lease liability for virtually all leases. On February 25, 2016, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update No. 2016-02, Leases (Topic 842), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing transactions. ASC 842 requires that lessees recognize right of use assets and lease liabilities calculated based on the present value of lease payments for all lease agreements with terms that are greater than twelve months. It requires for leases longer than one year, a lessee to recognize in the statement of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. ASC 842 distinguishes leases as either a finance lease or an operating lease that affects how the leases are measured and presented in the statement of operations and statement of cash flows. ASC 842 supersedes nearly all existing lease accounting guidance under GAAP issued by the FASB including ASC Topic 840, Leases.

The accounting update also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statements of earnings, while for operating leases, such amounts should be recognized as a combined expense. In addition, this accounting update requires expanded disclosures about the nature and terms of lease agreements.

● Retirement Plan Costs

Contributions to retirement plans (which are defined contribution plans) are charged to general and administrative expenses in the accompanying statements of operation as the related employee service are provided. The Company is required to make contribution to their employees under a government-mandated multi-employer defined contribution pension scheme for its eligible full-times employees in Singapore and Malaysia. The Company is required to contribute a specified percentage of the participants’ relevant income based on their ages and wages level. During the financial years ended December 31, 2024, 2023 and 2022, approximately $0.4 million, approximately $0.3 million and approximately $0.3 million contributions were made respectively.

F-13

● Segment Reporting

FASB ASC 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. For the financial years ended December 31, 2024 and 2023, the Company has two reporting business segments.

● Related Parties

The Company follows the ASC 850-10, Related Party for the identification of related parties and disclosure of related party transactions.

Pursuant to section 850-10-20 the related parties include: (a) affiliates of the Company; (b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of section 825-10-15, to be accounted for by the equity method by the investing entity; (c) trusts for the benefit of employees, such as pension and Income-sharing trusts that are managed by or under the trusteeship of management; (d) principal owners of the Company; (e) management of the Company; (f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and (g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

The financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of consolidated or combined financial statements is not required in those statements. The disclosures shall include: (a) the nature of the relationship(s) involved; (b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which income statements are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; (c) the dollar amounts of transactions for each of the periods for which income statements are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and (d) amount due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

● Commitments and Contingencies

The Company follows the ASC 450-20, Commitments to report accounting for contingencies. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. Management does not believe, based upon information available at this time that these matters will have a material adverse effect on the Company’s financial position, results of operations or cash flows. However, there is no assurance that such matters will not materially and adversely affect the Company’s business, financial position, and results of operations or cash flows.

F-14

● Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, restricted cash, accounts receivable. Cash and cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. From April 1, 2024 onwards, the Singapore Deposit Protection Board pays compensation up to a limit of S$100,000 (approximately $74,360) if the bank with which an individual/a company hold its eligible deposit fails. As of December 31, 2024, cash balance of approximately $1.7 million and restricted cash of approximately $0.3 million were maintained at financial institutions in Singapore and Malaysia, of which approximately $1.9 million was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

For accounts receivable, the Company determines, on a continuing basis, the allowance for current expected credit losses are based on the estimated realizable value. The Company identifies credit risk on a customer-by-customer basis. The information is monitored regularly by management. Concentration of credit risk arises when a group of customers having similar characteristics such that their ability to meet their obligations is expected to be affected similarly by changes in economic conditions.

● Exchange Rate Risk

The reporting currency of the Company is US$, to date the majority of the revenues and costs are denominated in MYR and SGD and a significant portion of the assets and liabilities are denominated in MYR and SGD. As a result, the Company is exposed to foreign exchange risk as its revenues and results of operations may be affected by fluctuations in the exchange rate between US$ and MYR and SGD. If MYR and SGD depreciates against US$, the value of MYR and SGD revenues and assets as expressed in US$ financial statements will decline. The Company does not hold any derivative or other financial instruments that expose to substantial market risk.

● Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it has sufficient cash to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. A key risk in managing liquidity is the degree of uncertainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

● Fair Value Measurement

The Company follows the guidance of the ASC Topic 820-10, Fair Value Measurements and Disclosure (“ASC 820-10”), with respect to financial assets and liabilities that are measured at fair value. ASC 820-10 establishes a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair value as follows:

●	Level 1 : Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets;
●	Level 2 : Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. Black-Scholes Option-Pricing model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs; and
●	Level 3 : Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models.

F-15

The carrying value of the Company’s financial instruments: cash and cash equivalents, restricted cash, accounts receivable, loans receivable, amount due to a related party, accounts payable, escrow liabilities, income tax payable, amount due to a related party, other payables and accrued liabilities approximate at their fair values because of the short-term nature of these financial instruments.

Management believes, based on the current market prices or interest rates for similar debt instruments, the fair value of note payable approximate the carrying amount. The Company accounts for loans receivable at cost, subject to impairment testing. The Company obtains a third-party valuation based upon loan level data including note rate, type and term of the underlying loans.

The Company’s non-marketable equity securities are investments in privately held companies, which are without readily determinable market values and are classified as Level 3, due to the absence of quoted market prices, the inherent lack of liquidity and the fact that inputs used to measure fair value are unobservable and require management’s judgment.

Fair value estimates are made at a specific point in time based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

● Recently Issued Accounting Pronouncements

The Company is an “emerging growth company” (the “EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, the EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”). The amendments in the ASU are intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The purpose of the amendments is to enable “investors to better understand an entity’s overall performance” and assess “potential future cash flows.” The amendments in ASU 2023-07 are effective for all public entities for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company’s management does not believe the adoption of ASU 2023-07 will have a material impact on its financial statements and disclosures.

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires specific disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. This ASU will result in the required additional disclosures being included in the consolidated financial statements, once adopted. The Company is in the process of evaluating the impact of the new guidance and does not expect it to have a significant impact on its consolidated financial statements.

Other accounting standards that have been issued by the FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

F-16

NOTE – 3 BUSINESS SEGMENT AND DISAGGREGATION OF REVENUE

The Company has disaggregated its revenue from contracts with customers into categories based on the nature of the revenue in the following table:

The following tables present the Company’s revenue disaggregated by business segment and geography, based on management’s assessment of available data:

	Financial Years Ended December 31,
	2024	2023	2022
	$’000	$’000	$’000

Revenue from external customers
On-Highway business	25,750	26,830	24,304
Off-Highway business	32,496	32,621	26,994
Services (shipping charges)	87	70	147

	58,333	59,521	51,445

Cost of revenue
On-Highway business	20,598	21,593	19,718
Off-Highway business	26,810	27,018	22,447

	47,408	48,611	42,165

Gross profit
On-Highway business	5,152	5,237	4,586
Off-Highway business	5,686	5,603	4,547
Services (shipping charges)	87	70	147

	10,925	10,910	9,280

Operating expenses
On-Highway business	5,188	4,434	4,176
Off-Highway business	4,953	3,948	3,494

	10,141	8,382	7,670

Segment results
On-Highway business	(36)	803	410
Off-Highway business	733	1,655	1,053
Services (shipping charges)	87	70	147

	784	2,528	1,610

Segment assets
On-Highway business	14,847	15,254	16,056
Off-Highway business	24,745	23,802	24,277

	39,592	39,056	40,333

In accordance with ASC 280, Segment Reporting (“ASC 280”), we have two reportable business segments. Sales are based on the countries in which the customer is located. Summarized financial information concerning our geographic segments is shown in the following tables:

F-17

NOTE－4 ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of December 31,
	2024	2023
	$’000	$’000

Non-current assets:
Accounts receivable – third parties	34	-
Accounts receivable – related parties	1,089	-

	1,123	-
Current assets:
Accounts receivable – third parties	12,757	12,180
Accounts receivable – related parties	2,062	3,168
Less: allowance for current expected credit losses	(1,665)	(798)

	13,154	14,550

Accounts receivable, net	14,277	14,550

The following table presents the activities in the allowance for current expected credit losses as of December 31, 2024 and 2023.

	As of December 31,
	2024	2023
	$’000	$’000

Balance at January 1,	798	530
Additions	907	251
Foreign exchange translation adjustment	(40)	17

Balance at December 31,	1,665	798

For the financial years ended December 31, 2024 and 2023, the Company made provision for estimated credit losses of approximately $0.9 million and $0.3 million for the financial years ended December 31, 2024 and 2023, respectively. The Company has not experienced any significant bad debt write-offs of accounts receivable in the past.

The Company generally conducts its business with creditworthy third parties. The Company determines, on a continuing basis, the probable losses and an allowance for current expected credit losses, based on several factors including internal risk ratings, customer credit quality, payment history, historical bad debt/write-off experience and forecasted economic and market conditions. Accounts receivable are written off after exhaustive collection efforts occur and the receivable is deemed uncollectible. In addition, receivable balances are monitored on an ongoing basis and its exposure to bad debts is not significant.

The non-current accounts receivable represents amounts due from customers under extended payment terms exceeding one year. The extended terms were provided as part of business strategic arrangement or to support them on a long-term customer relationship. The allowance for current expected credit losses related to non-current accounts receivables was $nil as of December 31, 2024. These accounts receivable are not past due and considered collectible based on historical payment performance and management’s ongoing credit risk assessment.

As of December 31, 2024 and 2023, there are outstanding accounts 365 days past due. The directors, CE Neo and CK Neo have the ability and intend to indemnify if losses are incurred in relation to the recoverability of account receivables due from related parties and non-related parties of $5 million. Accordingly, any provision arising on these outstanding balances, as a result of considering the creditworthiness and general factors, is reduced by personal indemnities of the directors, CE Neo and CK Neo.

NOTE－5 INVENTORIES

The Company’s inventories were as follows:-

	As of December 31,
	2024	2023
	$’000	$’000

Parts and components	18,453	19,308
Less: reserve for obsolete inventories	(350)	(349)

	18,103	18,959

	As of December 31,
	2024	2023
	$’000	$’000

Balance at January 1,	349	111
Additions	11	231
Foreign exchange translation adjustment	(10)	7

Balance at December 31,	350	349

For the financial years ended December 31, 2024 and 2023, the Company recorded provision for impairment on obsolete inventories of approximately $0.001 million and approximately $0.2 million, respectively.

F-18

NOTE－6 PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2024	2023
	$’000	$’000

At cost
Leasehold buildings	1,031	1,055
Leasehold improvement	146	50
Tools and equipment	44	45
Furniture, fixtures and fittings	299	109
Office equipment	12	12
Computer equipment	64	65
Motor vehicles	745	797
Air-conditioner	16	-
Machinery & equipment	929	-
Assets in progress	-	455

	3,286	2,588
Less: accumulated depreciation	(1,598)	(1,130)

Property and equipment, net	1,688	1,458

Depreciation expense for the financial years ended December 31, 2024, 2023 and 2022 were approximately $0.5 million, approximately $0.5 million and approximately $0.2 million, respectively.

Property and equipment under finance leasing arrangements classified under motor vehicles as of December 31, 2024 and 2023 amounted to approximately $0.2 million and approximately $0.3 million, respectively. Details of such leased assets are disclosed in Note 8.

Right-of-use assets under operating leasing arrangements classified under leasehold buildings as of December 31, 2024 and 2023 amounted to approximately $0.3 million and approximately $0.6 million, respectively. Details of such leased assets are disclosed in Note 8.

F-19

NOTE－7 BANK BORROWINGS

Bank borrowings consisted of the following:

	Term of repayments	Annual interest rate	As of December 31,
			2024	2023
			$’000	$’000

Term loans	2 to 10 years	2.00%-3.75%	3,019	2,139
Trust receipts	Within 12 months	1.65%-7.25%	16,172	13,953
Revolving loan	Within 12 months	2.50%	664	685

			19,855	16,777

Representing
Within 12 months			17,968	15,786
Over 1 year			1,887	991

			19,855	16,777

As of December 31, 2024 and 2023, bank borrowings were obtained from several financial institutions in Singapore, which bear annual interest at a fixed rate from approximately 1.65% to 7.25% and are repayable in 1 months to 10 years.

Interest related to the bank borrowings was approximately $1.3 million and approximately $1.0 million and for the financial years ended December 31, 2024 and 2023, respectively.

The Company’s bank borrowings are guaranteed under personal guarantees from CE Neo, Jimmy Neo, Edward Neo and CK Neo and a corporate guarantee from Soon Aik Global Pte Ltd and the property under Soon Aik Global Pte Ltd at 48 Toh Guan Road East #01-101 Singapore 608586.

The Group’s subsidiaries had not met certain bank’ financial covenants as set out in the loan agreement. The outstanding loan balances under their banking facilities has been classified as current liabilities in the accompanying consolidated balance sheet. The Board of Directors is of the opinion that the banks will continue to support the Group’s subsidiaries notwithstanding that the breach of bank loan covenants clauses which are technical in nature, as there are no bank loan repayment defaults by the Group’s subsidiaries for the respective outstanding loan balances of the banks till the date of this report. The banks had not requested early repayment of the bank loan as at the date of these financial statements were approved by the Board of Directors.

NOTE－8 RIGHT-OF-USE ASSETS, NET

The Company adopted ASU No. 2016-02, Leases, on January 1, 2019, the beginning of the fiscal 2019, using the modified retrospective approach. The Company determines whether an arrangement is a lease at inception. This determination generally depends on whether the arrangement conveys the right to control the use of an identified fixed asset explicitly or implicitly for a period of time in exchange for consideration. Control of an underlying asset is conveyed if we obtain the rights to direct the use of and to obtain substantially all of the economic benefit from the use of the underlying asset. Some of our leases include both lease and non-lease components which are accounted for as a single lease component as the Company has elected the practical expedient. Some of the operating lease agreements include variable lease costs, primarily taxes, insurance, common area maintenance or increases in rental costs related to inflation. Substantially all of our equipment leases and some of our real estate leases have terms of less than one year and, as such, are accounted for as short-term leases as we have elected the practical expedient.

Operating leases are included in the right-of-use lease assets, other current liabilities and long-term lease liabilities on the Consolidated Balance Sheets. Right-of-use assets and lease liabilities are recognized at each lease’s commencement date based on the present values of its lease payments over its respective lease term. When a borrowing rate is not explicitly available for a lease, the incremental borrowing rate is used based on information available at the lease’s commencement date to determine the present value of its lease payments. Operating lease payments are recognized on a straight-line basis over the lease term.

The Company adopts 5.0% as weighted average incremental borrowing rate to determine the present value of the lease payments. The weighted average remaining life of the lease was 3 years.

F-20

The table below presents the lease-related assets and liabilities recorded on the balance sheet.

	As of December 31,
	2024	2023
	$’000	$’000

Assets
Finance lease, right-of-use assets, net (classified under property and equipment, net)	214	283
Operating lease, right-of-use assets, net	308	628

Total right-of-use assets, net	522	911

Liabilities
Current
Finance lease liabilities	57	77
Operating lease liabilities	308	345

	365	422

Non-current
Finance lease liabilities	142	205
Operating lease liabilities	38	320

	180	525

Total lease liabilities	545	947

As of December 31, 2024 and 2023, right-of-use assets, net were approximately $0.3 million and approximately $0.6 million, and lease liabilities were approximately $0.5 million and approximately $0.9 million.

The Company excludes short-term leases (those with lease terms of less than one year at inception) from the measurement of lease liabilities or right-of-use assets, net. The following tables summarize the lease expense for the financial years.

Components of Lease Expense

We recognize lease expense on a straight-line basis over the term of the operating leases, as reported within “general and administrative” expense on the accompanying consolidated statement of operations.

Future Contractual Lease Payments as of December 31, 2024

The below table summarizes our (i) minimum lease payments over the next five financial years, (ii) lease arrangement implied interest, and (iii) present value of future lease payments for the next three financial years ending December 31:

Financial Year Ended December 31,	Operating and finance lease amount
$’000

2025	359
2026 and after	213
Less: interest	(27)

Present value of lease liabilities	545

Representing
Current liabilities	365
Non-current liabilities	180

545

F-21

NOTE—9 SHAREHOLDERS’ EQUITY

Ordinary Shares

The Company was established under the laws of Cayman Islands on February 14, 2022, with authorized share of 100,000,000 ordinary shares of par value US$0.001 each. On January 5, 2024, the Company amended its memorandum of association to effect a 1:2 forward stock split and to change the authorized share capital to $100,000 divided into 200,000,000 ordinary shares, of a par value of $0.0005 each.

The Company is authorized to issue one class of ordinary share.

The holders of the Company’s ordinary share are entitled to the following rights:

Voting Rights: Each share of the Company’s ordinary share entitles its holder to one vote per share on all matters to be voted or consented upon by the stockholders. Holders of the Company’s ordinary shares are not entitled to cumulative voting rights with respect to the election of directors.

Dividend Right: Subject to limitations under Cayman law and preferences that may apply to any shares of preferred stock that the Company may decide to issue in the future, holders of the Company’s ordinary share are entitled to receive ratably such dividends or other distributions, if any, as may be declared by the Board of the Company out of funds legally available therefor.

Liquidation Right: In the event of the liquidation, dissolution or winding up of our business, the holders of the Company’s ordinary share are entitled to share ratably in the assets available for distribution after the payment of all of the debts and other liabilities of the Company, subject to the prior rights of the holders of the Company’s preferred stock.

Other Matters: The holders of the Company’s ordinary share have no subscription, redemption or conversion privileges. The Company’s ordinary share does not entitle its holders to preemptive rights. All of the outstanding shares of the Company’s ordinary share are fully paid and non-assessable. The rights, preferences and privileges of the holders of the Company’s ordinary share are subject to the rights of the holders of shares of any series of preferred stock which the Company may issue in the future.

Dividend Distribution

On December 28, 2022, the Company approved the distribution of an interim dividend of approximately $1.5 million to the shareholders.

NOTE－10 INCOME TAXES

The provision for income taxes consisted of the following:

	Financial Years ended December 31,
	2024	2023	2022
	$’000	$’000	$’000

Income tax current year	109	275	325

Income tax expense	109	275	325

F-22

The effective tax rate in the years presented is the result of the mix of income earned in various tax jurisdictions that apply a broad range of income tax rate. The Company’s subsidiaries mainly operate in Cayman Islands, British Virgin Islands, Singapore and Malaysia that are subject to taxes in the jurisdictions in which they operate, as follows:

	Financial Years ended December 31,
	2024	2023	2022
	$’000	$’000	$’000

Income before income taxes	117	1,904	1,852
Statutory income tax rate	17%	17%	17%
Income tax expense at statutory rate	20	324	315
Different tax rates in other countries	(80)	(5)	3
Tax effect of non-taxable income	(58)	(5)	-
Tax holiday	227	11	14
Other	-	(50)	(7)

Income tax expense	109	275	325

Cayman Islands

INNEOVA Holdings is considered to be an exempted Cayman Islands Company and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands.

British Virgin Islands

INNEOVA Group is considered to be an exempted British Virgin Islands Company and is presently not subject to income taxes or income tax filing requirements in the British Virgin Islands.

Singapore

INNEOVA Industrial, INNEOVA Automotive and Autozone (S) are operating in Singapore and are subject to the Singapore tax law at the corporate tax rate at 17% on the assessable income arising in Singapore during its tax year.

Malaysia

INNEOVA Malaysia is operating in Malaysia and is subject to the Malaysia tax law at the corporate tax rate at 24% on the assessable income arising in Malaysia during its tax year.

F-23

The following table sets forth the significant components of the deferred tax assets and liabilities of the Company as of December 31, 2024 and 2023:

	As of December 31,
	2024	2023
	$’000	$’000

Deferred tax liabilities:
Accelerated tax depreciation	38	39

Uncertain tax positions

The Company evaluates the uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2024 and 2023, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the financial years ended December 31, 2024 and 2023, and also did not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2024.

NOTE－11 RELATED PARTY TRANSACTIONS

In the ordinary course of business, during the financial years ended December 31, 2024, 2023 and 2022, the Company was involved in certain transactions, either at cost or current market prices and on the normal commercial terms with related parties. The following table provides the transactions with these parties for the financial years as presented (for the portion of such period that they were considered related):

	Financial Years ended December 31,
	2024	2023	2022
Nature of transactions	$’000	$’000	$’000

Sale of products
- Power Trans Engineering Pte Ltd(3)	1,181	1,000	115
- Spare-Parts Zone (Australia) Pty Ltd(2)	554	289	511
- Branded Filters Pty Ltd(2)	658	633	1,352
- Jurong Barrels & Drums Industries Pte Ltd(1)	*	*	1
- Auto Saver Pte Ltd(3)	231	243	227
- PT Heavy Machindo Diesel(2)	644	882	514
- Oceania Power & Solutions Pty Ltd(2)	69	179	49
- Soon Aik Global Pte Ltd(3)	*	*	1

Sundry income
- Power Trans Engineering Pte Ltd(3)	22	21	24
- Spare-Parts Zone (Australia) Pty Ltd(2)	-	-	1
- Branded Filters Pty Ltd(2)	*	-	4
- Auto Saver Pte Ltd(3)	*	4	1
- Oceania Power & Solutions Pty Ltd(2)	25	25	25
- PT Heavy Machindo Diesel(2)	-	*	*
- Soon Aik Global Pte Ltd(3)	*	*	*

Purchases
- Power Trans Engineering Pte Ltd(3)	724	531	630
- Branded Filters Pty Ltd(2)	99	490	*
- PT Heavy Machindo Diesel(2)	1,334	1,293	577
- Oceania Power & Solutions Pty Ltd(2)	62	176	30
- Jurong Barrels & Drums Industries Pte Ltd(1)	*	1	1
- Auto Saver Pte Ltd(3)	-	-	2

Expenses
- EU Group Pte Ltd(1)	549	545	530
- Branded Filters Pty Ltd(2)	*	8	*
- Oceania Power & Solutions Pty Ltd(2)	*	2	*
- Jurong Barrels & Drums Industries Pte Ltd(1)	*	*	1
- Power Trans Engineering Pte Ltd(3)	25	25	16
- Soon Aik Global Pte Ltd(3)	150	151	196
- Auto Saver Pte Ltd(3)	310	332	318
- Fleetzone Autoparts (M) Sdn Bhd(3)	28	22	24
- PT Heavy Machindo Diesel(2)	*	-	-
- N-United Pte Ltd(2)	12	-	-

*	These are related to the figures which are immaterial.

The related parties are controlled by the common directors of the Company as follows:

(1)	Jimmy Neo owns a 50.0% equity stake in EU Holdings Pte Ltd, which in turn is the parent entity of EU Group Pte Ltd and Jurong Barrels & Drums Industries Pte Ltd.
(2)	CE Neo is the sole owner of Soon Aik Holdings Pte Ltd (“SA Holdings”) and N-United Pte Ltd (“N-United”). SA Holdings is the parent entity of Spare-Parts Zone (Australia) Pty Ltd. Branded Filters Pty Ltd, and an associated entity with Oceania Power & Solutions Pty Ltd. in Australia. N-United is the parent entity of PT Heavy Machindo Diesel in Indonesia.
(3)	Soon Aik, the parent entity of the Company and is also the parent entity of Power Trans Engineering Pte Ltd, Auto Saver Pte Ltd and Fleetzone Autoparts (M) Sdn Bhd.

Apart from the transactions and balances detailed elsewhere in these accompanying consolidated financial statements, the Company has no other significant or material related party transactions during the financial years presented.

F-24

NOTE－12 CONCENTRATIONS OF RISK

The Company is exposed to the following concentrations of risk:

(a)	Major customers

For the financial years ended December 31, 2024, 2023 and 2022, there is no single customer who accounted for 10.0% or more of the Company’s revenues.

(a)	Major vendors

For the financial years ended December 31, 2024, 2023 and 2022, the vendor who accounted for 10.0% or more of the Company’s purchases and its outstanding payable balances as at year end date, is presented as follows:

	2024		2023		2022
	Percentage of purchases	Accounts payable	Percentage of purchases	Accounts payable	Percentage of purchases	Accounts payable
	%	$’000	%	$’000	%	$’000

Vendor A	25.4	545	16.5	1,086	18.0	280

F-25

(b)	Credit risk

Financial instruments that potentially subject the Company to credit risk consist of cash equivalents, restricted cash, accounts and loans receivable. Cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. From April 1, 2024 onwards, the Singapore Deposit Protection Board pays compensation up to a limit of SGD100,000 (approximately $74,360) if the bank with which an individual/a company hold its eligible deposit fails. As of December 31, 2024, cash balance of approximately $1.7 million and restricted cash of approximately $0.3 million were maintained at financial institutions in Singapore and Malaysia, of which approximately $1.9 million was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

For accounts receivable, the Company determines, on a continuing basis, the probable losses and sets up an allowance for current expected credit losses based on the estimated realizable value.

The Company has adopted a policy of only dealing with creditworthy counterparties. The Company performs ongoing credit evaluation of its counterparties’ financial condition and generally do not require a collateral. The Company also considers the probability of default upon initial recognition of asset and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting period.

The Company has determined the default event on a financial asset to be when internal and/or external information indicates that the financial asset is unlikely to be received, which could include default of contractual payments due for more than 90 days, default of interest due for more than 365 days which there is amount due more than 365 days but not yet written off or there is significant difficulty of the counterparty.

To minimize credit risk, the Company has developed and maintained its credit risk grading to categorize exposures according to their degree of risk of default. The credit rating information is supplied by publicly available financial information and the Company’s own trading records to rate its major customers and other debtors. The Company considers available reasonable and supportive forward-looking information which includes the following indicators:

●	Actual or expected significant adverse changes in business, financial or economic conditions that are expected to cause a significant change to the debtor’s ability to meet its obligations
●	Internal credit rating
●	External credit rating and when necessary

Regardless of the analysis above, a significant increase in credit risk is presumed if a debtor is more than 30 days past due in making contractual payment.

As of December 31, 2024 and 2023, there was a single customer whose account receivable balances is amounted to approximately 21.7% and 22.1% of total consolidated amounts, respectively.

(c)	Interest rate risk

As the Company has no significant interest-bearing assets, the Company’s income and operating cash flows are substantially independent of changes in market interest rates.

The Company’s interest-rate risk arises from bank borrowings. The Company manages interest rate risk by varying the issuance and maturity dates of variable rate debt, limiting the amount of variable rate debt, and continually monitoring the effects of market changes in interest rates. As of December 31, 2024 and 2023, the bank borrowings were at fixed interest rates.

(d)	Economic and political risk

The Company’s major operations are conducted in Singapore and Malaysia. Accordingly, the political, economic, and legal environments in Singapore and Malaysia, as well as the general state of Singapore and Malaysia’s economy may influence the Company’s business, financial condition, and results of operations.

F-26

(e)	Exchange rate risk

The Company cannot guarantee that the current exchange rate will remain steady and therefore there is a possibility that the Company could post the same amount of profit for two comparable periods and because of the fluctuating exchange rate actually post higher or lower profit depending on exchange rate of SGD and MYR converted to US$ on that date. The exchange rate could fluctuate depending on changes in political and economic environments without notice.

(f)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it has sufficient cash to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. A key risk in managing liquidity is the degree of uncertainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

There is still significant uncertainty over the future development of the outbreak as to the duration of the pandemic and the global situation remains very fluid at the date of these financial statements approved. Management is closely monitoring the Company’s businesses activities and has taken certain measures to ensure the Company has sufficient working capital to continue providing services to the ultimate holding company and to settle all its obligations.

Potential impact to the Company’s results of operations for 2025 will also depend on economic impact due to the pandemic and if any future resurgence of the virus globally, which are beyond the Company’s control. There is no guarantee that the Company’s revenues will grow or remain at a similar level year over year in 2025.

NOTE－13 COMMITMENTS AND CONTINGENCIES

Litigation — From time to time, the Company may be involved in various legal proceedings and claims in the ordinary course of business. The Company currently is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its business, financial condition, operating results, or cash flows.

As of December 31, 2024 and 2023, the Company has no material commitments or contingencies.

NOTE－14 PRIOR YEAR RESTATEMENT

Certain line items have been amended to the face of Consolidated Statements of Operations and Comprehensive income as a result of the non-controlling interest of $0.077 million were reclassified as equity holder of the Company during financial year ended December 31, 2022, as follows:

	Previously reported	Prior year reclassification	After reclassification
	$’000	$’000	$’000
Consolidated Statements of Operations and Comprehensive income
Less: Net income attributable to non-controlling interest	77	(77)	-
Net income attributable to equity holder of the Company	1,450	77	1,527

Consolidated Statements of Changes of Shareholders of Equity
Non-controlling interest	77	(77)	-
Retained earnings to equity holder of the Company	1,450	77	1,527

F-27

Certain line items have been amended to the face of Consolidated Statements of Operations and Comprehensive income as a result of the non-controlling interest of $0.079 million were reclassified as equity holder of the Company during financial year ended December 31, 2023, as follows:

	Previously reported	Prior year reclassification	After reclassification
	$’000	$’000	$’000
Consolidated Balance Sheets
Non-controlling interest	160	(160)	-
Accumulated other comprehensive loss	(4)	3	(1)
Retained earnings to equity holder of the Company	1,649	157	1,806

Consolidated Statements of Operations and Comprehensive income
Less: Net income attributable to non-controlling interest	82	(82)	-
Accumulated other comprehensive loss	(4)	3	(1)
Net income attributable to equity holder of the Company	1,550	79	1,629

Consolidated Statements of Changes of Shareholders of Equity
Non-controlling interest	82	(82)	-
Accumulated other comprehensive loss	(4)	3	(1)
Retained earnings to equity holder of the Company	1,550	79	1,629

NOTE－15 SUBSEQUENT EVENTS

In accordance with ASC Topic 855, Subsequent Events, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before condensed consolidated financial statements are issued, the Company has evaluated all events or transactions that occurred after December 31, 2024, up through the date the Company issued the audited consolidated financial statements. During the period, the Company did not have any material subsequent events other than disclosed above.

●	Beginning in 2025, the United States of America (USA) imposed hefty tariffs on imports of goods and services into USA. Counter tariffs were reciprocated by many countries on the import of goods and services from USA. At this stage, it is uncertain how this may or may not impact the operations of the Group. The financial statements for the year ended December 31, 2024 do not include the effects, if any, of USA tariffs which will be accounted for in the financial statements for the year ending December 31, 2025.

●	On April 1, 2025, our shareholders approved changing our name from SAG Holdings Limited to INNEOVA Holdings Limited, which name change became effective on April 28, 2025, at which we began to trade under the Nasdaq symbol “INEO.”

●	On May 1, 2025, the Company announced the acquisition of 100% stake in INNEOVA Engineering Pte. Ltd. from its controlling shareholder, Soon Aik Global Pte Ltd (the “Seller”), which was approved at during an extra-ordinary general meeting (EGM) held on March 31, 2025. The Seller is the beneficial controlling shareholder of each of the Company and INNEOVA Engineering Pte. Ltd. Because the acquisition was a related party transaction, the Board of Directors appointed a special committee of independent directors (the “Special Committee”) to review the fairness of the acquisition. The Special Committee and the Board of Directors each carefully considered the final proposed terms of the acquisition and the INNEOVA Engineering Pte. Ltd. agreement. In evaluating the financial and contractual terms of the Acquisition, the Special Committee and the Board of Directors each consulted with members of the Company’s senior management team, Future Asia Advisory Pte Ltd. (a financial valuation firm selected by the Special Committee), TroyGould PC, U.S. counsel to the Company, and Conyers Dill & Pearman LLP, Cayman Islands counsel to the Company, and assessed various matters relevant to its decision. The Special Committee and the Board of Directors each considered a significant amount of information and a wide variety of factors, including the Special Committee’s and the Board of Directors’ familiarity with, and information provided by the Company’s management as to, the business, financial condition, results of operations, current business strategy and future prospects of INNEOVA Engineering Pte. Ltd., as well as the risks involved in achieving those prospects and objectives under current industry and market conditions, the nature of the markets in which INNEOVA Engineering Pte. Ltd. operates and INNEOVA Engineering Pte. Ltd.’s position in such markets, the valuation report of INNEOVA Engineering Pte. Ltd.’s ordinary shares performed by Future Asia Advisory Pte Ltd. (the “Valuation Report”), which indicated that the aggregate valuation of INNEOVA Engineering Pte. Ltd.’s Ordinary Shares as of October 31, 2024 was SGD10,235,000. The financial and other terms and conditions of the INNEOVA Engineering Pte. Ltd. agreement were reviewed by the Special Committee and the Board of Directors and the consideration for the acquisition was based upon the valuation of INNEOVA Engineering Pte. Ltd.’s ordinary shares in accordance with the Valuation Report. On the terms and conditions set forth in the INNEOVA Agreement, upon consummation of the acquisition (the “Closing”), the Seller will receive 6,295,624 ordinary shares of the Company (the “Consideration Shares”) in return for all of the outstanding shares of INNEOVA Engineering Pte. Ltd. The calculation of the amount of Consideration Shares was based on an implied purchase price of SGD10,235,000, the stock price for ordinary shares of the Company as of market close on February 28, 2025, $1.21, and a SGD to USD exchange rate of 0.74428 calculated as of February 28, 2025.

F-28